EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income Before Income Taxes	$246,809	$207,929	$199,259	$286,422	$387,473
Fixed Charges (as below)	58,771	61,742	63,665	74,155	79,400
Total Earnings	$305,580	$269,671	$262,924	$360,577	$466,873

FIXED CHARGES
Interest Expense	$50,948	$54,246	$59,539	$66,100	$69,625
Credit for Allowance for Borrowed Funds Used During Construction	5,123	4,996	1,526	5,955	7,275
Estimated Interest Element in Lease Rentals	2,700	2,500	2,600	2,100	2,500
Total Fixed Charges	$58,771	$61,742	$63,665	$74,155	$79,400

Ratio of Earnings to Fixed Charges	5.19	4.36	4.12	4.86	5.88